

Mail Stop 3030

CORRECTED
February 29, 2016

Via E-mail
Li Xiting
Executive Chairman of the Board
Mindray Medical International Limited
Mindray Building, Keji 12th Road South
Hi-Tech Industrial Park
Nanshan, Shenzhen 518057
People's Republic of China

> **Re: Mindray Medical International Limited**
> **Schedule 13E-3**
> **Filed November 16, 2015**
> **File No. 005-82637**

Dear Mr. Li:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Paul Strecker, Esq.